UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)

Cardiac Science Corporation
(Name of Subject Company (issuer))
Opto Circuits (India) Ltd.
and
Jolt Acquisition Company
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Ltd.
Plot No. 83
Electronics City, Hosur Road
Bangalore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Mark T. Ehrmann, Esq.
Ryan P. Morrison, Esq.
Quarles & Brady LLP
33 East Main, Suite 900
Madison, Wisconsin 53703
(608) 251-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$64,523,593	$4,600.54

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 28,053,736 shares of common stock, par value $0.001 per share, of Cardiac Science Corporation (“Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 23,867,815 Shares issued and outstanding, (b) 4,185,921 Shares authorized and reserved for issuance (including outstanding options to purchase 2,755,968 Shares, outstanding restricted stock units with respect to 1,421,609 Shares and outstanding warrants to purchase 8,344 Shares)), and (ii) the tender offer price of $2.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,600.54	Filing Party: Opto Circuits (India) Ltd. and Jolt Acquisition Company

Form or Registration No.: Schedule TO-T	Date Filed: November 1, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on November 1, 2010 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the offer by Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”) of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010, a copy of which is attached hereto as Exhibit (a)(1)(A) (which, together with any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, as amended, a copy of which is attached hereto as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser and Opto Circuits. Capitalized terms used and not defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase and Schedule TO.
Items 1 through 9 and 11.
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Schedule TO.
     The Offer to Purchase is hereby amended and supplemented by adding the following text thereto:
     “Following completion of the Offer, based on the information provided by BNY Mellon, Purchaser acquired approximately 18,504,747 Shares, excluding an additional approximately 41,902 Shares that remained subject to guaranteed delivery procedures as of December 3, 2010. The Shares acquired by Purchaser pursuant to the Offer represented approximately 77% of the Shares outstanding. In addition, following completion of the Offer, Purchaser exercised its Top-Up Option, under the terms of the Merger Agreement, pursuant to which Purchaser purchased directly from Cardiac Science approximately 30,690,208 newly-issued shares of Cardiac Science common stock, for $2.30 per share (the same purchase price paid in the Offer). Following the exercise of the Top-Up Option, Purchaser and Opto Circuits had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Cardiac Science. Accordingly, the Merger was consummated effective as of December 3, 2010 without a meeting of Cardiac Science’s stockholders in accordance with Delaware’s short-form merger statute. As a result of the Merger, each remaining outstanding Share was cancelled and (other than Shares held in the treasury of Cardiac Science, or Shares owned by Opto Circuits, Purchaser or any other direct or indirect wholly-owned subsidiary of Opto Circuits, or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) converted into the right to receive $2.30 per share, net to the holder in cash, without interest, and less any required withholding taxes.
     The full text of the press release issued by Opto Circuits regarding the consummation of the Merger is set forth as an exhibit hereto and is incorporated by reference herein.”
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(J)	Press Release issued by Opto Circuits (India) Ltd. on December 3, 2010 regarding consummation of merger

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opto Circuits (India) Ltd.
By:	/s/ Vinod Ramnani
	Name:	Vinod Ramnani
	Title:	Chairman & Managing Director

Jolt Acquisition Company
By:	/s/ Anshul Vaswaney
	Name:	Anshul Vaswaney
	Title:	President

Dated: December 6, 2010

Exhibit Index

(a)(1)(A)	Offer to Purchase dated November 1, 2010*
(a)(1)(B)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)*
(a)(1)(G)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation issued in India, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)*
(a)(1)(H)	Form of summary advertisement published in the New York Times on November 1, 2010*
(a)(5)(A)	Complaint captioned Mindy Creamer vs. Cardiac Science Corporation, David L. Marver, Michael K. Matysik, Ruediger Naumann-Etienne, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Jr., Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102087824, filed on October 20, 2010 in the Superior Court of Washington, Snohomish County*
(a)(5)(B)	Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-, filed on October 22, 2010 in the Court of Chancery of the State of Delaware*
(a)(5)(B)(i)	Verified Amended Class Action Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-VCP, filed on November 7, 2010 in the Court of Chancery of the State of Delaware*
(a)(5)(C)	Complaint captioned Robert Gluck v. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102089126, filed on October 22, 2010 in the Superior Court of Washington, Snohomish County*
(a)(5)(D)	Complaint captioned Mark Rapport v. David Marver, Ruediger Naumann-Etienne, W. Robert Berg, Ronald Andrews, and Cardiac Science Corporation, Case No. 102090051, filed on October 26, 2010 in the Superior Court of Washington, Snohomish County*
(a)(5)(E)	Complaint captioned Stephen Bagge vs. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Christopher J. Davis, Cardiac Science Corporation, Opto Circuits Limited and Jolt Acquisition Company, Case No. 102090451, filed on October 27, 2010 in the Superior Court of Washington, Snohomish County*
(a)(5)(F)	Complaint captioned Daniel Kühni v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Limited and Jolt Acquisition Company, Case No. 5972-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware*
(a)(5)(G)	Complaint captioned Suan Investments, Inc. v. Ruediger Naumann-Etienne, David L. Marver, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5971-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware*

(a)(5)(H)	Memorandum of Understanding, dated as of November 18, 2010, related to putative class action lawsuits other than the Suan Investments Action (as defined therein)*
(a)(5)(I)	Press Release issued by Opto Circuits (India) Ltd. on December 1, 2010 regarding expiration and results of tender offer*
(a)(5)(J)	Press Release issued by Opto Circuits (India) Ltd. on December 3, 2010 regarding consummation of merger
(b)(1)	Facility Agreement, made as of August 18, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank*
(b)(2)	Letter, dated November 11, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank regarding credit facilities*
(b)(3)	Facility Agreement, dated November 19, 2010, between Jolt Acquisition Company, Opto Circuits (India) Limited, DBS Bank Ltd, Bangalore Branch, The Financial Institutions listed therein, DBS Bank Ltd, Singapore and the Security Trustee*
(d)(1)	Agreement and Plan of Merger, dated October 19, 2010, by and among Opto Circuits (India) Ltd., Jolt Acquisition Company and Cardiac Science Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 19, 2010)*
(d)(2)	Amendment No. 1, dated October 29, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 29, 2010)*
(d)(2)(A)	Amendment No. 2, dated November 19, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, as amended, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company*
(d)(3)	Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.*
(d)(4)	Addendum No. 1, dated July 26, 2010, to Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.*
(d)(5)	Non-Binding Letter of Intent, dated August 10, 2010, between Opto Circuits (India) Ltd. and Cardiac Science Corporation*

*	Previously filed.